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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

Northeast Community Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

664112109
(CUSIP Number)

Sy Jacobs c/o Jacobs Asset Management, LLC 11 East 26th Street, Suite 1900 New York, New York 10010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	664112109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jacobs Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

618,296

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

618,296

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
618,296

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.75%

14.	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	664112109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sy Jacobs

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

618,296

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

618,296

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
618,296

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.75%

14.	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	664112109

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of Northeast Community Bancorp, Inc. ("NECB").  NECB is a Federally-chartered corporation with its principal executive offices located at 325 Hamilton Avenue, White Plains, New York 10601.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by (i) Jacobs Asset Management, LLC, a Delaware limited liability company ("JAM") and (ii) Sy Jacobs, a citizen of the United States of America ("Jacobs").  These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

(b)	The business office of JAM and Jacobs is 11 East 26th Street, Suite 1900, New York, New York 10010.

(c)	JAM is a management company for several investment funds and Jacobs is the principal owner of JAM.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Sy Jacobs is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital and the respective funds of the private investment vehicles over which the Reporting Persons exercise investment discretion.  The amount of funds expended to date by the Reporting Persons to acquire the 618,296 shares of Common Stock they currently hold in their name is $4,481,824.27.

Item 4.
Purpose of Transaction.

The Reporting Persons have acquired their Common Stock of NECB for investment.  The Reporting Persons evaluate their investment in the Common Stock on a continual basis.  The Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of NECB, or other persons, for a common purpose should it determine best to do so.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons believe that the filing of this Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), or the regulations and rules promulgated thereunder.  However, the Reporting Persons are filing this Schedule 13D on a voluntary basis.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person filing this Scheduled 13D is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a)
As of May 2, 2011, 13,004,102 shares of NECB's Common Stock were outstanding (as disclosed on NECB's Form 10-Q dated May 16, 2011).  The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

(b)
The number of shares of Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by each Reporting Person during the past 60 days are set forth in Exhibit B and were all effected in broker transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement among the Reporting Persons dated as of July 6, 2011.

B	Transactions in the Shares of the Issuer by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2011
(Date)

SY JACOBS

/s/ Sy Jacobs
Name: Sy Jacobs

JACOBS ASSET MANAGEMENT, LLC

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $0.01 par value per share, of Northeast Community Bancorp, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 6th day of July, 2011.

SY JACOBS

/s/ Sy Jacobs
Name: Sy Jacobs

JACOBS ASSET MANAGEMENT, LLC

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

Exhibit B

TRANSACTIONS IN THE SHARES

Date of Transaction	Quantity Purchased (Sold)	Unit Cost

07/01/2011	(18,750)	$6.70
07/01/2011	(18,750)	$6.70

SK 01252 0001 1209694